For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario

CERTIFICATE / **CERTIFICAT**
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

FEBRUARY 07 FÉVRIER, 2017

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2465839

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

ALIGNVEST ACQUISITION CORPORATION

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement : (Écrire en LETTRES MAJUSCULES SEULEMENT)

TRILOGY INTERNATIONAL PARTNERS INC.

3. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2015-05-11
Year, Month, Day / année, mois, jour

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act*. / Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la *Loi sur les sociétés par actions*.

5. A copy of the arrangement is attached to these articles as Exhibit "A" / Une copie de l'arrangement constitute l'annexe «A».

6. The arrangement was approved by the court on / La cour a approuvé l'arrangement le

2017, January, 26
Year, Month, Day / année, mois, jour

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / Les présents statuts sont signés en double exemplaire.

Alignvest Acquisition Corporation
Name of Corporation / Dénomination sociale de la société

By/
Par :

Signature / Signature

Chief Operating Officer
Description of Office / Fonctions

07163 (2011/07) © Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

"2Degrees" means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

"2Degrees Participating Minority Shareholders" means those holders of 2Degrees Shares who have entered into the 2Degrees Securities Purchase Agreements on or prior to the filing ofthe Prospectus;

"2Degrees Participating Minority Shareholders Exchange" means the payment by the 2Degrees Participating Minority Shareholders to TINZ (or Alignvest) of the 2Degrees Shareholder Consideration and the issuance by Alignvest to the 2Degrees Participating Minority Shareholders of the number of Alignvest Common Shares set out in the 2Degrees Securities Purchase Agreements;

"2Degrees Securities Purchase Agreements" means those agreements pursuant to which the 2Degrees Participating Minority Shareholders have agreed with Alignvest to exchange their 2Degrees Shares for Alignvest Common Shares;

"2Degrees Shares" means the issued and outstanding shares of2Degrees as of the date hereof;

"2Degrees Shareholder Consideration" means the consideration specified in the 2Degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2Degrees Participating Minority Shareholders, including by way of transfer of some or all of the 2Degrees Shares legally and/or beneficially held by each 2Degrees Participating Minority Shareholder to TINZ (or Alignvest) pursuant to the 2Degrees Securities Purchase Agreements;

"Alignvest" or "Company" means Alignvest Acquisition Corporation, the name of which shall be changed from and after the completion of the transactions set forth in Section 2.3(e) of this Plan of Arrangement to Trilogy International Partners Inc.;

"Alignvest Additional Subscribers" means the investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

"Alignvest Additional Subscriptions" means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or Alignvest Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a SUbscription price of CDN$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

"Alignvest Additional Subscription Agreements" means the subscription agreements between each of Alignvest on the one hand and the Alignvest Additional Subscribers on the other hand to be dated on or prior to the Effective Date;

"Alignvest Board" means the board of directors of Alignvest, as constituted from time to time;

"Alignvest Circular" means the notice of the Alignvest Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Alignvest Shareholders in connection with the Alignvest Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

"Alignvest Class A Shares" means the class A restricted voting shares in the capital of Alignvest;

"Alignvest Class B Shares" means the class B shares in the capital of Alignvest;

"Alignvest Common Shares" means the Alignvest Class B Shares, as redesignated pursuant to Section 2.3(e)(i) of this Plan of Arrangement at the Effective Time as common shares in the capital of Alignvest, and having the terms and conditions set out in Exhibit A to this Plan of Arrangement;

"Alignvest Meeting" means the special meeting of AIignvest Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Alignvest Circular;

"Alignvest Shareholders" means: (a) prior to the Effective Time, the registered or beneficial holders of the Alignvest Class A Shares and the Alignvest Class B Shares, as the context requires; and (b) at and after the completion of the transactions contemplated herein, the registered and/or beneficial holders of the Alignvest Common Shares and the registered holder of the AIignvest Special Voting Share;

"Alignvest Shares" means: (a) prior to the Effective Time, collectively, the Alignvest Class A Shares and the AIignvest Class B Shares; and (b) at and following the completion of the transactions contemplated herein, the Alignvest Common Shares and the Alignvest Special Voting Share;

"Alignvest Special Voting Share" has the meaning ascribed thereto in the recitals to the Arrangement Agreement;

"Alignvest Sponsor" means AIignvest Partners Master Fund LP;

"Alignvest Sponsor Equity Investment" means the subscription by the Alignvest Sponsor for, and the issuance by Alignvest to the Align vest Sponsor of, the number of Alignvest Class B Shares and/or Alignvest Common Shares in consideration of the payment by the Alignvest Sponsor of the amount of approximately U.S.$21 ,200,000 to Alignvest pursuant to the Align vest Sponsor Subscription Agreement, as set out in the Alignvest Sponsor Subscription Agreement, which may, by agreement, be substituted in whole or in part by the purchase by the Alignvest Sponsor of Alignvest Class A Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, and such existing Alignvest Shareholders will be deemed to have withdrawn their election to have their Alignvest Class A Shares redeemed and shall not be Participating Shareholders;

"Alignvest Sponsor Subscription Agreement" means the subscription agreement between Alignvest and the Alignvest Sponsor, dated November I, 2016;

"Alignvest U.S. Subsidiary" means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name "Trilogy International Partners Holdings (U.S.) Inc.", having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as Alignvest will have at the completion of the steps contemplated in Section 2.3 of this Plan of Arrangement;

"Alignvest U.S. Subsidiary Subscription" means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Trilogy Class A Units and at a subscription price per Trilogy Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$lO,OOO pursuant to the Alignvest U.S. Subsidiary SUbscription Agreement;

"Alignvest U.S. Subsidiary Subscription Agreement" means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Trilogy Class A Units at an aggregate subscription price ofU.S.$lO,OOO contemporaneously with or prior to the Effective Time;

"Alignvest Warrants" means the share purchase warrants to acquire Alignvest Common Shares following 30 days after the completion of Alignvest's qualifying acquisition, at an exercise price of CDN$II.50 per share;

"Arrangement" means the arrangement of Alignvest under section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order with the prior written consent of each of Alignvest and Trilogy, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of November I, 2016 and amended on December 20,2016, between Alignvest and Trilogy relating to the Arrangement, as it may be further amended, supplemented, restated or otherwise modified from time to time;

"Arrangement Resolution" means the resolution of the Alignvest Shareholders approving the Plan of Arrangement considered at the Alignvest Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

"Arrangement Subscription Consideration" means, without duplication, .the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Alignvest Class A Shares, the subscription price for the Trilogy Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions or purchases of Alignvest Class A Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

"Arrangement Trilogy Class B Units" means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Class B Shares and/or Alignvest Common Shares to be issued on the closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Class B Shares and/or Alignvest Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Shares;

"Articles of Amendment of Alignvest" means the Articles of Amendment of Alignvest, dated June 16, 2015;

"Articles of Arrangement" means the articles of arrangement of Alignvest in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Alignvest and Trilogy, each acting reasonably;

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington;

"Call Right" means the right of Trilogy contained in the Trilogy LLC Agreement to deliver Alignvest Common Shares to a holder of a Trilogy Class C Unit on a redemption of their Trilogy Class C Unit on the terms set out in the Trilogy LLC Agreement;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as Alignvest and Trilogy agree to in writing before the Effective Date;

"Escrow Account" means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Shares and certain of the Alignvest Warrants;

"Escrow Agent" means TSX Trust Company, and its successors and permitted assigns;

"Escrow Agreement" means the escrow agreement among Alignvest, the Escrow Agent, TD Securities Inc. and Cantor Fitzgerald & Co., dated June 24, 2015;

"Expenses" means all Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest's ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses and disbursements (not in excess of$3,000,000);

"Final Order" means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to Alignvest and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Alignvest and Trilogy, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alignvest and Trilogy, each acting reasonably) on appeal;

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange;

"Interim Order" means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of each of Alignvest and Trilogy, each acting reasonably;

"Law" means, with respect to any Person, any applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, rules, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

"OBCA" means the Business Corporations Act (Ontario);

"Participating Shareholder" means an Alignvest Shareholder, other than a Redeeming Shareholder;

"Person" includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

"Prior Trilogy LLC Agreement" means the Fifth Amended and Restated Limited Liability Company Agreement among Trilogy and all of its members dated December 30, 20 I 0, as amended;

"Prospectus" means the non-offering preliminary prospectus and/or final prospectus of Alignvest, and any amendment thereto, as the context requires, containing disclosure regarding the Arrangement, as Alignvest's "qualifying acquisition" within the meaning of Part X ofthe TSX Company Manual;

"Redeeming Shareholder" means an Alignvest Class A Shareholder who has validly elected to redeem his, her or its Alignvest Class A Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

"Redemption Replacement Amount" means an amount equal to the number of Alignvest Class A Shares, if any, in respect of which redemption rights have been exercised and not withdrawn times CDN$lO

"TINZ" means Trilogy International New Zealand LLC;

"TINZ Participating Unit Holder Consideration" means the TINZ Units transferred to Alignvest by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to Alignvest;

"TINZ Participating Unit Holders" means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

"TINZ Participating Unit Holders Exchange" means the payment by the TINZ Participating Unit Holders to Alignvest of the TINZ Participating Unit Holders Consideration and the issuance by Alignvest to the TINZ Participating Unit Holders of Alignvest Common Shares;

"TINZ Units" means the units in TINZ;

"Trilogy" means Trilogy International Partners LLC;

"Trilogy Class A Unit" means a new class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms ofwhich will be as set forth in the Trilogy LLC Agreement;

"Trilogy Class B Unit" means a new class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

"Trilogy Class C Unit" means a new class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights;

"Trilogy Class C Unit Redemption Rights" means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement;

"Trilogy Equity Interests" means the issued and outstanding Class A and Class B units of Trilogy (as constituted and determined on the date of the Arrangement Agreement), plus such number of Class A units of Trilogy (as constituted on the date of the Arrangement Agreement) as set forth in Section 1.1 (b) of the Trilogy Disclosure Letter as are to be issued in exchange for each issued and outstanding: (i) Class C unit of Trilogy; and (ii) Class C-I unit of Trilogy; in each case as constituted and determined on the date of the Arrangement Agreement;

"Trilogy LLC Agreement" means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among and/or bind Alignvest, Trilogy and all of its members, substantially in the form and substance of Schedule F to the Arrangement Agreement, to be dated the Effective Date;

"Trilogy Reorganization Transaction" means the reorganization and recapitalization of Trilogy in accordance with the Prior Trilogy LLC Agreement to create the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement, all as set forth in Section 1.1 (b) of the Trilogy Disclosure Letter;

"Trilogy Unit Holders" means the registered and/or beneficial holders of the Trilogy Equity Interests;

"Trilogy Warrant Rights" means the right of Alignvest to purchase a number of Trilogy Class B Units equal to the number of Alignvest Common Shares issued on the exercise of the Alignvest Warrants for the amount of the net consideration received by Alignvest pursuant to the exercise of such Alignvest Warrants;

"Transfer Agent" means TSX Trust Company, at its principal offices in Toronto, Ontario;

"Trustee" means TSX Trust Company; and

"Voting Trust Agreement" has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8	Including

Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".

1.9	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

ARTICLE 2
ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on: (i) AIignvest; (ii) Trilogy; (iii) the Alignvest U.S. Subsidiary; (iv) the Alignvest Shareholders; (v) the Trilogy Unit Holders; (vi) the 2Degrees Participating Minority Shareholders; (vii) the TINZ Participating Unit Holders; (viii) the Alignvest Additional Subscribers; (ix) the Alignvest Sponsor; and (x) the Transfer Agent.

2.3	Effective Time

Commencing at the Effective Time, the following events, matters or transactions shall occur and shall be deemed to occur in the following sequence, without any further act, authorization or formality:

(a)

any Alignvest Class A Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Alignvest Class A Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an Alignvest Shareholder other than the right to be paid the redemption amount for their Alignvest Class A Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)

consistent with Section 4(a) of the Articles of Amendment of Alignvest, each Alignvest Class A Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Alignvest Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i)	the Alignvest Class B Shares shall be redesignated from "Class B Shares" to "Common Shares";

(ii)	the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Alignvest Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Alignvest Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit "A" to this Plan of Arrangement;

(iv)	the rights, privileges, restrictions and conditions of the Alignvest Special Voting Share shall be those set out in Exhibit "A" to this Plan of Arrangement; and

(v)	the name of Alignvest shall be changed from "Alignvest Acquisition Corporation" to "Trilogy International Partners Inc.";

(f)

the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire Alignvest Common Shares following 30 days after the Effective Date, at an exercise price of CDN$II.50 per share, but otherwise unamended;

(g)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Alignvest Special Voting Share, in consideration of the payment to Alignvest of CDN$I.OO by SG Enterprises II, LLC, on behalf of the holders of Trilogy Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Trilogy Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2Degrees Participating Minority Shareholders Exchange shall become effective;

G)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2Degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Trilogy Class B Units to Alignvest on the basis of one Trilogy Class B Unit per Alignvest Common Share issued in exchange therefor by Alignvest;

(I)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John Stanton, Brad Horwitz, Theresa Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John Stanton, Brad Horwitz or Theresa Gillespie are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; (ii) any of Reza Satchu or Nadir Mohamed are not willing or able to act as a director ofAlignvest, then the Alignvest Sponsor shall appoint a replacement; and (iii) either of Anthony Lacavera or Mark Kroloff are not willing or able to act as a director of Alignvest, then the Alignvest Board and Trilogy, each acting reasonably, shall jointly appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(0)	at the time that a certificate of continuation for the Company is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), Alignvest shall be discontinued from the laws of Ontario.

2.4	Deemed Fully Paid and Non-Assessable Shares

All Alignvest Common Shares and the Special Voting Share issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 3
DISSENT RIGHTS

3.1	Rights of Dissent

The Alignvest Shareholders will have no dissent rights in connection with the Arrangement.

ARTICLE 4
DELIVERY OF CONSIDERATION

4.1	Share Certificates

(a)

Following the Effective Date, share certificates, ifany, representing Alignvest Class A Shares and Alignvest Class B Shares shall be deemed for all purposes to be certificates representing the Alignvest Common Shares issued to Participating Shareholders under the Arrangement.

(b)

As soon as practicable after the Effective Date, Alignvest shall issue and deliver, or cause its Transfer Agent to issue and deliver, to: (i) the 2Degrees Participating Minority Shareholders, the TINZ Participating Unit Holders, the Alignvest Sponsor, and the Additional Alignvest Subscribers, certificates representing the Alignvest Common Shares to which such holder is entitled; and (ii) the Trustee, a certificate representing the Alignvest Special Voting Share, pursuant to the Arrangement.

4.2	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear ofany Liens.

4.3	Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Alignvest that it would be contrary to applicable Laws to deliver, or cause to be delivered, Alignvest Common Shares pursuant to the Arrangement to a Person that is not a resident of Canada or the United States, the Alignvest Common Shares that otherwise would be issued to that Person shaH be issued to the Transfer Agent for sale by Transfer Agent on behalf of that Person. The Alignvest Common Shares so issued to the Transfer Agent shall be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the Alignvest Common Shares sold by it. Each such Person shall receive a pro rata share of the cash proceeds from the sale of the Alignvest Common Shares sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Alignvest Common Shares and any amount withheld in respect of taxes) in lieu of the Alignvest Common Shares themselves. The net proceeds shall be remitted in the same manner as other payments pursuant to this Article 4. None of Alignvest, Trilogy or the Transfer Agent shall be liable for any loss arising out of any such sales.

- l0-

4.4	No Fractional Shares

No fractional Alignvest Common Shares shall be issued to the Alignvest Sponsor, the Trilogy Unit Holders, the 2Degrees Participating Minority Shareholders, the TINZ Participating Unit Holders, the Additional Alignvest Subscribers or any other Person in connection with this Plan of Arrangement. Where the aggregate number of Alignvest Common Shares to be issued to a Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TINZ Participating Unit Holder, the Alignvest Additional Subscribers, or the Alignvest Sponsor as consideration under this Plan of Arrangement would result in a fraction of a Alignvest Common Share being issuable, then, the number of Alignvest Common Shares to be delivered to such Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TINZ Participating Unit Holder, Alignvest Additional Subscriber or the Alignvest Sponsor shall be rounded down to the nearest whole Alignvest Common Share.

4.5	Lost Certificates

If any certificate representing, immediately prior to the Effective Time, one or more Alignvest Class A Shares or Alignvest Class B Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and the giving by such Person of a bond satisfactory to Alignvest in such sum as Alignvest may determine against any claim that may be made against Alignvest with respect to the certificate alleged to have been lost, stolen or destroyed, Alignvest (or its Transfer Agent) shall make such distribution or delivery in respect of such shares represented by such lost, stolen or destroyed certificate as determined in accordance with Section 4.1.

4.6	Withholding Rights

Alignvest, Trilogy, TINZ and the Transfer Agent shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement to any Person, such amounts or consideration (including securities issuable hereunder equal in value (in Alignvest, Trilogy and TINZ's reasonable discretion) to the cash equivalent of any withholding taxes required) as each of Alignvest, Trilogy, TINZ and the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the Code, any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, in each case, as amended, or any deduction or withholding required at law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent necessary, such deductions and with holdings may be effected by selling any securities issuable hereunder to which any Person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the Person entitled thereto as soon as reasonably practicable.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

Alignvest and Trilogy may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Alignvest and Trilogy in writing; (iii) filed with the Court and, subject to Section 5.1(d) of this Plan of Arrangement, if made following the Alignvest Meeting, approved by the Court; and (iv) communicated to Alignvest Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alignvest at any time prior to the Alignvest Meeting (provided that Trilogy shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Alignvest Meeting in the manner required under the Interim Order, shall become part ofthis Plan of Arrangement for all purposes.

- II -

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alignvest Meeting shall be effective only if: (i) it is consented to in writing by each of Alignvest and Trilogy, each acting reasonably; and (ii) if required by the Court, it is consented to by the Alignvest Shareholders, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Alignvest, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any former Alignvest Shareholder, the Alignvest Sponsor or any current or former Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TlNZ Participating Unit Holder or Alignvest Additional Subscriber.

ARTICLE 6
PARAMOUNTCY

6.1	Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over: (i) each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders and the TINZ Units held by TINZ Participating Unit Holders, in each case, as issued prior to the Effective Time; (ii) all of the rights and obligations of the beneficial and/or registered holders of each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants and the TINZ Units held by TlNZ Participating Unit Holders, Alignvest, the Alignvest U.S. Subsidiary, Trilogy, TINZ, the Transfer Agent and any transfer agent or other depositary therefor in relation thereto; (iii) all of the rights and obligations of the 2Degrees Participating Minority Shareholders in respect of their 2Degrees Shares; and (iv) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any of the Alignvest Class A Shares, Alignvest Class B Shares, Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders and the TINZ Units, which shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.

Exhibit A

Provisions of the Common Shares and Special Share

The classes and maximum number of shares that the Corporation is authorized to issue are amended as follows:

1.	by increasing the authorized capital of the Corporation by the creation of a special voting share (the "Special Voting Share"); and

2.

after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares ("Common Shares") and one Special Voting Share, each having the following rights, privileges, restrictions and conditions attached thereto (the "Common Share Provisions" and the "Special Voting Share Provisions", respectively):

PART A - COMMON SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1	DIVIDENDS

The holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after Cdn. $1.00 is distributed to the holder of the Special Voting Share.

3	VOTING RIGHTS

(a)

The holders of the Common Shares shaIl be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. Except for class voting rights required by law or stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)

Except as explicitly required by the Business Corporations Act (Ontario), or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Common Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

PART B - SPECIAL VOTING SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1	DEFINITIONS

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"Class C Units" means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

(b)

"Class C Unit Redemption Rights" means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(c)	"Common Shareholders" means the holders from time to time of Common Shares;

(d)	"Common Shares" means the common shares in the capital ofthe Corporation;

(e)

"person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status;

(t)

"Subsidiary" means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership);

(g)	"Trilogy" means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington; and

(h)	"Unitholders" means the holders from time to time of Class C Units.

2	DIVIDENDS

No dividend shall be payable to the holder of the Special Voting Share.

3	VOTING RIGHTS

3.1	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a "Meeting") of the Corporation and to exercise the right to consent to any matter on which the written consent (a "Consent") of the Common Shareholders is sought by the Corporation.

(b)

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2	Number of Votes

(a)

With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Corporation or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)

The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded down to the nearest whole number.

3.3	Class Voting

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as explicitly required by the Business Corporations Act (Ontario), the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (0 increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a canceHation of the Special Voting Share where it has been redeemed and cancelled under Section 4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

4	REDEMPTION

The Special Voting Share shaH not be subject to redemption, except that at such time as no Class C Units (other than Class C Units owned by the Corporation and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to Cdn. $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

5	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive Cdn. $1.00 after satisfaction of all liabilities and obligations to creditors of the Corporation but before the distribution of the remaining property and assets of the Corporation to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets ofthe Corporation.

PART C - PROVISIONS APPLICABLE TO COMMON SHARES AND SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Part A above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Part B above, are subject to the folJowing:

1	DEFINITIONS

Where used in this Part C, the foUowing tenns shaU, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such tenns shaU have corresponding meanings:

(a)

"Affiliate" means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlJed by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ij) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person's Immediate Family Members. For purposes of this definition, the tenn "control" (including the tenns "controlJing", "controlled by," and "under common control with") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	"Class C Units" has the meaning given to it in Part A;

(c)	"Effective Date" means the effective date of these articles of arrangement;

(d)

"Immediate Family Member" means, as to any natural person, the current or any fonner spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or fonner spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(e)

"Independent Directors of the Corporation" means those directors of the Corporation who are not employees, officers, managers or partners of the Corporation or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been detennined to be independent directors of the Corporation by the board of directors of the Corporation;

(f)

"Person" means any individual, corporation, partnership, finn, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity;

(g)

"Sale Transaction" means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm's length lease financing or as collateral for a bona fide arm's length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$JOO miUion (as reasonably detennined by the Board of Directors), other than in the ordinary course of business, by the Corporation or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Corporation or any wholly-owned subsidiary entity of the Corporation and result (as reasonably detennined by the Board of Directors) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Corporation, assuming that all of the after-tax net proceeds to be received by Trilogy and the Corporation or any wholly owned subsidiary entity of the Corporation were fully distributed to the respective equity holders of Trilogy and the Corporation; and

(h)	"Trilogy" has the meaning given to it in Part A.

2	VOTING OF COMMON SHARES AND SPECIAL VOTING SHARE ON PROPOSED SALE TRANSACTION

Notwithstanding anything to the contrary contained in Part A and Part B of these articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Corporation, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

3	AMENDMENT

The provisions of this Part C may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.